

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

Anthony Pasquale, President
VB Clothing Inc.
2087 Desert Prairie St.
Las Vegas, NV 89135

> **Re: VB Clothing Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed April 29, 2011**
> **File No. 333-170779**

Dear Mr. Pasquale:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1

General

1. We reissue comment one of our letter dated April 7, 2011. Please revise throughout the prospectus as appropriate to describe in greater detail what specific products you intend to produce and market. Your revised disclosure in each subsequent amendment appears to provide less detail about your products rather than more. When revising your disclosure in response to this comment please address the list of product lines discussed on page six, your discussion of an "8-piece garment line" in the first paragraph under Delineation of the Market Area and Identification of Target Markets on page 20, and your allocation of proceeds to your "HIT the BEACH" line, discussed on page 25, amongst other inconsistent disclosure.

Use of Proceeds, page 14

2. We partially reissue comment three of our letter dated April 7, 2011. Please reconcile
    your discussion in MD&A with the new name for the Product Development line item in
    your tabular disclosure on page 14.

3. In this regard, also clarify, if true, that the "sales and promotional distribution efforts"
    described in footnote one on page 14 are for producing garments for sale and promotional
    distribution. As the disclosure currently reads, it may be unclear how such "sales and
    promotional distribution efforts" differs from the separate line item for Sales and
    Marketing.

4. We note your supplemental response to comment four of our letter dated April 7, 2011,
    which states that "there will be no compensation to any third parties for development of
    product concepts." Please reconcile this statement with your disclosure on page 14 that
    you will allocate proceeds to "creating garment patterns . . . and prototypes" and "fees
    associated with contract labor for . . . design work."

5. We reissue comment six of our letter dated April 7, 2011. Please reconcile your
    disclosure in footnote four of this section with your discussion on page 25 of your
    proposed milestones. In this regard we note the following: (a) you appear to allocate at
    least $5000 to online sales and marketing activities (rather than $4000), not including the
    unclear reference to "use of website online sales and print media" under 4-6 Months on
    page 25; (b) you allocate $3000 under 10-12 Months on page 25 to the development of a
    two year plan that incorporates a commissioned sales force (rather than $4000); and (c)
    there is no clear order of priority presented in your MD&A for use of online marketing,
    outside commissioned sales force and print media advertising, as indicated in footnote
    four on page 14.

6. We reissue comment eight of our letter dated April 7, 2011. Please expand on your
    discussion of industry trends in your target markets that may affect your business. In your
    revised disclosure, please address each of the five target markets identified on pages 19
    and 20.

Marketing, page 21

7. We partially reissue comment 14 of our letter dated April 7, 2011. We note your added
    disclosure on page 21 under Marketing. Please revise to provide more detailed disclosure
    of how a website, SEO and branding will "bring the viral marketing strategy to fruition."

Online Marketing, page 21

8. We reissue comment 10 of our letter dated April 7, 2011. It is unclear how the addition
    of a website link after your 2010 disclosure without additional substantive disclosure

addresses our comment. Please disclose the relevant information found at this link or delete the reference, as appropriate. In this regard, we also note your previous removal of your analysis of online retailing from previous years. To the extent you can provide information on web sales and online retailing over the past few years it is preferable to only providing information for the most recent year. Please add back your previous disclosure regarding such years or advise us of why you believe it is inappropriate to do so.

12 Month Growth Strategy and Milestones, page 21

9. We reissue comment 12 of our letter dated April 7, 2011. We note your deletion on page 22 of the example vertical market that did not appear to relate to your specific business strategy. Your disclosure now reads in full "[a]n example of a vertical market would be." Please complete this sentence, and revise elsewhere as appropriate, to provide specific examples of the vertical markets you are considering targeting for your online marketing venues.

Unaudited Financial Statements, page F-14

10. Please tell us how you considered the provisions of Rule 8-08 of Regulation S-X in determining whether to include updated financial statements.

Directors, Executive Officers, Promoters and Control Persons, page 27
Anthony Pasquale, President and Chief Executive Officer, page 27

11. We partially reissue comment 15 of our letter dated April 7, 2011. Please revise your discussion on page 27 to provide the full names of the entities described as previously requested.

Other Expenses of Issuance and Distribution, page II-1

12. We note your supplemental response to comment 16 of our letter dated April 7, 2011. We note remaining references to Triton Stock Transfer in the last paragraph of page eight, the last paragraph of page 16 and under Stock Transfer Agent on page 24, among other possible locations. We also note that you do not appear to have made any changes to page II-1, as indicated in your supplemental response. Please revise the table in this section and your disclosure on page 16, and elsewhere as appropriate, to individually quantify the fees to be paid to Triton Stock Transfer and to clarify your intent to establish a relationship with Triton.

Exhibits
General

13. We reissue comment 17 of our letter dated April 7, 2011. We are unable to locate any substantive response to that comment. Please file the escrow agreement and any agreement with Triton Stock Transfer as exhibits to your amended registration statement. In this regard, we remain unable to locate Exhibit 99(b).

Exhibit 23.1

14. We note you removed the reference to Sam Kan & Company, LLP as experts in auditing and accounting in response to comment eighteen of our letter dated April 7, 2011. However the accounting firm is still disclosed under the heading, "Interest of Named Experts and Counsel," in your registration statement; therefore, the auditor's consent is required. Please have your auditor consent to the reference to it as an expert in accounting and auditing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow

Anthony Pasquale
VB Clothing Inc.
May 6, 2011
Page 5

adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Harold P. Gewerter, Esq.
        Fax: (702) 382-1759